UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2021

CENTERPOINT ENERGY, INC.

(Exact name of registrant as specified in its charter)

Texas	1-31447	74-0694415
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1111 Louisiana Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 207-1111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CNP	The New York Stock Exchange
Shares	CNP	Chicago Stock Exchange, Inc.
Depositary Shares for 1/20 of 7.00% Series B Mandatory Convertible Preferred Stock, $0.01 par value	CNP/PB	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Conditions.

On May 6, 2021, CenterPoint Energy, Inc. (“CenterPoint Energy”) reported first quarter 2021 earnings. For additional information regarding CenterPoint Energy’s first quarter 2021 earnings, please refer to CenterPoint Energy’s press release attached to this report as Exhibit 99.1 (the “Press Release”), which Press Release is incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

CenterPoint Energy is holding a conference call to discuss its first quarter 2021 earnings on May 6, 2021. Information about the call can be found in the Press Release furnished herewith as Exhibit 99.1. For additional information regarding CenterPoint Energy’s first quarter 2021 earnings, please refer to the supplemental materials which are being posted on CenterPoint Energy’s website and are attached to this report as Exhibit 99.2 (the “Supplemental Materials”), which Supplemental Materials are incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

The information in the Press Release and the Supplemental Materials is being furnished, not filed, pursuant to Items 2.02 and 7.01, respectively. Accordingly, the information in the Press Release and the Supplemental Materials will not be incorporated by reference into any registration statement filed by CenterPoint Energy under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

(d) Exhibits.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

99.1	Press Release issued May 6, 2021 regarding CenterPoint Energy’s first quarter 2021 earnings

99.2	Supplemental Materials regarding CenterPoint Energy’s first quarter 2021 earnings

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERPOINT ENERGY, INC.

Date: May 6, 2021	By:	/s/ Kristie L. Colvin
Kristie L. Colvin
Senior Vice President and Chief Accounting Officer

Exhibit 99.1

For more information contact
Media:
Natalie Hedde
Phone 812.491.5105
Investors:
Philip Holder / Jackie Richert
Phone 713.207.6500

CenterPoint Energy reports strong Q1 2021 earnings

•	Q1 2021 earnings of $0.56 per diluted share; $0.59 per diluted share on a non-GAAP basis, including strong results from utility operations of $0.47

•	Reaffirming 2021 Utility EPS guidance (“Utility EPS”) range of $1.24—$1.26 and reiterating 6%—8% Utility EPS annual growth rate target

•	On path to deliver 10% compound annual rate base growth through $16 billion 5-year capital plan

•	Rollout of our transition to Net-Zero, as part of our ESG strategy, later this year

Houston - May 6, 2021 - CenterPoint Energy, Inc. (NYSE: CNP) today reported income available to common shareholders of $334 million, or $0.56 per diluted share, for the first quarter of 2021, compared to a loss available to common shareholders of $1,228 million, or a loss of $2.44 per diluted share, for the first quarter of 2020. First quarter 2020 results included after-tax non-cash impairment charges related to our midstream investments.

On a non-GAAP basis, first quarter 2021 earnings were $0.59 per diluted share, with $0.47 per diluted share from utility operations, and $0.12 per diluted share from midstream investments, compared to $0.50 per diluted share from utility operations and $0.10 per diluted share from midstream investments in first quarter 2020. The utility growth drivers, including organic growth, rate recovery and ongoing cost management contributed $0.09 per diluted share of favorable variance when compared to the first quarter of 2020. This was offset by the impact of $0.12 negative variance attributable to the May of 2020 equity issuance and one-time CARES Act benefit in the first quarter of 2020.

“The increasing strength of our utility operations contributed to our strong first quarter results,” said Dave Lesar, President and Chief Executive Officer of CenterPoint Energy. “We are developing a consistent track record of delivering on our financial and strategic objectives that we outlined during our 2020 Investor Day.”

Lesar added, “Regarding our financial objectives, we are reaffirming our 2021 Utility EPS range of $1.24 - $1.26. In addition, we are on a path to deliver on our industry-leading 10% compound annual rate base growth target which is supported by our current $16 billion 5-year capital plan. These investments, coupled with our O&M discipline and organic customer growth of approximately 2% per year, will advance us towards delivering on a consistent long-term 6% - 8% Utility EPS annual growth target while keeping rates affordable for our customers.”

“Regarding strategic objectives, we recently announced the agreement to sell our Arkansas and Oklahoma gas LDC businesses for $1.725 billion, net of winter storm related gas costs, representing a landmark valuation. At this sales price, we now anticipate that this transaction will provide us with approximately $300 million of incremental after-tax proceeds, compared to our Investor Day plan. These additional proceeds will now allow us the opportunity to begin to invest above our current $16 billion capital plan after the sale closes.”

— more —

“Another strategic goal we are targeting later this year is the roll out of an industry-leading Net Zero ESG plan which is also in line with our commitments from Investor Day. I strongly believe that the strategy we laid out and the progress we have made so far more than demonstrates the unique value proposition CenterPoint offers,” said Dave Lesar.

Earnings Outlook

Given the recently announced merger between Enable and Energy Transfer, CenterPoint Energy will only be presenting a Utility EPS guidance range for 2021 as Enable did not provide 2021 guidance during its recent earnings call.

In addition to presenting its financial results in accordance with GAAP, including presentation of income (loss) available to common shareholders and diluted earnings (loss) per share, CenterPoint Energy provides guidance based on non-GAAP income and non-GAAP diluted earnings per share. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure.

Management evaluates CenterPoint Energy’s financial performance in part based on non-GAAP income and non-GAAP earnings per share. Management believes that presenting these non-GAAP financial measures enhances an investor’s understanding of CenterPoint Energy’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in these non-GAAP financial measures exclude items that Management believes do not most accurately reflect the company’s fundamental business performance. These excluded items are reflected in the reconciliation tables of this news release, where applicable. CenterPoint Energy’s non-GAAP income and non-GAAP diluted earnings per share measures should be considered as a supplement to, and not as a substitute for, or superior to, income available to common shareholders and diluted earnings per share, which respectively are the most directly comparable GAAP financial measures. These non-GAAP financial measures also may be different than non-GAAP financial measures used by other companies.

(1) Utility EPS Guidance Range

•

The Utility EPS guidance range includes net income from Electric and Natural Gas segments, as well as after tax Corporate and Other operating income and an allocation of corporate overhead based upon the Utility’s relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements, and other items directly attributable to the parent along with the associated income taxes.

•	The Utility EPS guidance excludes:

•	Earnings or losses from the change in value of ZENS and related securities

•	Certain expenses associated with Vectren merger integration

•

Midstream Investments segment and associated income from the Enable preferred units and a corresponding amount of debt in addition to an allocation of associated corporate overhead and impact, including related expenses, associated with the merger between Enable and Energy Transfer

•	Cost associated with the early extinguishment of debt

•	Gain and impact, including related expenses, associated with gas LDC sales

In providing this guidance, CenterPoint Energy does not consider the items noted above and other potential impacts such as changes in accounting standards, impairments or other unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. The 2021 Utility EPS guidance range also considers assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates, and regulatory and judicial proceedings. In addition, the 2021 Utility EPS guidance range assumes a continued re-opening of the economy in CenterPoint Energy’s service territories throughout 2021. To the extent actual results deviate from these assumptions, the 2021 Utility EPS guidance range may not be met or the projected annual Utility EPS growth rate may change. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking non-GAAP diluted earnings per share because changes in the value of ZENS and related securities, future impairments, and other unusual items are not estimable and are difficult to predict due to various factors outside of management’s control.

(2) Midstream Investments EPS Expected Range

Midstream guidance is not initiated at this time as a result of a pending merger between Enable and Energy Transfer. CenterPoint Energy will continue to record its share of Enable’s earnings as well as basis difference accretion, earnings from the Enable preferred distributions net of an associated amount of debt, interest on the Midstream note, and an allocation of corporate overhead based on Midstream Investment segment’s relative earnings contribution until the transaction closes.

Upon closing of the transaction, CenterPoint Energy’s investment in Energy Transfer will be accounted for as an equity method investment with a fair value option. Following the closing of the transaction, CenterPoint Energy will establish Midstream Investments EPS expected range based on the distributions from Energy Transfer and the debt and corporate allocations previously described as a component of our Midstream Investments, excluding market-to-market gains or losses recorded for the Energy Transfer investments.

Reconciliation of Consolidated income (loss) available to common shareholders and diluted earnings (loss) per share (GAAP) to non-GAAP income and non-GAAP diluted earnings per share

Quarter Ended
March 31, 2021
	Utility Operations		Midstream Investments		Corporate and Other (5)		Consolidated
	Dollars in millions	Diluted EPS (1)	Dollars in millions	Diluted EPS (1)	Dollars in millions	Diluted EPS (1)	Dollars in millions	Diluted EPS (1)
Consolidated income (loss) available to common shareholders	$304		$71		$(41)		$334
Add back: Series B preferred stock dividend(2)	—		—		17		17

Consolidated income (loss) available to common shareholders—diluted and diluted EPS(1)	$304	$0.48	$71	$0.12	$(24)	$(0.04)	$351	$0.56
ZENS-related mark-to-market (gains) losses:
Marketable securities (net of taxes of $4)(3)(4)	—	—	—	—	19	0.03	19	0.03
Indexed debt securities (net of taxes of $5)(3)	—	—	—	—	(21)	(0.03)	(21)	(0.03)
Impacts associated with the Vectren merger (net of taxes of $1)(3)	2	—	—	—	—	—	2	—
Cost associated with the early extinguishment of debt (net of taxes of $6)(3)	—	—	—	—	21	0.03	21	0.03
Corporate and Other Allocation	(7)	(0.01)	2	—	5	0.01	—	—

Consolidated on a non-GAAP basis	$299	$0.47	$73	$0.12	$—	$—	$372	$0.59

(1)

Quarterly diluted EPS on both a GAAP and non-GAAP basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS. EPS figures for Utility Operations, Midstream Investments and Corporate and Other are non-GAAP financial measures.

(2)	To reflect income and earnings per diluted share as if the Series B preferred stock were converted to common stock

(3)	Taxes are computed based on the impact removing such item would have on tax expense

(4)	Comprised of common stock of AT&T Inc. and Charter Communications, Inc.

(5)	Corporate and Other, plus income allocated to preferred shareholders

Quarter Ended
March 31, 2020
	Utility Operations		Midstream Investments		Corporate and Other (6)		CES(1) & CIS(2) (Disc. Operations)		Consolidated
	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)
Consolidated income (loss) available to common shareholders and diluted EPS (3)	$67	$0.13	$(1,127)	$(2.24)	$(22)	$(0.04)	$(146)	$(0.29)	$(1,228)	$(2.44)
Timing effects impacting CES (1):
Mark-to-market (gains) losses (net of taxes of $11)(4)	—	—	—	—	—	—	(35)	(0.07)	(35)	(0.07)
ZENS-related mark-to-market (gains) losses:
Marketable securities (net of taxes of $30)(4)(5)	—	—	—	—	114	0.23	—	—	114	0.23
Indexed debt securities (net of taxes of $28)(4)	—	—	—	—	(107)	(0.21)	—	—	(107)	(0.21)
Impacts associated with the Vectren merger (net of taxes of $1)(4)	—	—	—	—	6	0.01	—	—	6	0.01
Severance costs (net of taxes of $2, $0)(4)	6	0.01	—	—	1	—	—	—	7	0.01
Impacts associated with the sales of CES(1) and CIS(2) (net of taxes of $28)(4)	—	—	—	—	—	—	206	0.41	206	0.41
Losses on impairment (net of taxes of $0, $379)(4)	185	0.37	1,177	2.34	—	—	—	—	1,362	2.71
Corporate and Other Allocation	(5)	(0.01)	(1)	—	8	0.01	(2)	—	—	—
Exclusion of Discontinued Operations(7)	—	—	—	—	—	—	(23)	(0.05)	(23)	(0.05)

Consolidated on a non-GAAP basis	$253	$0.50	$49	$0.10	$—	$—	$—	$—	$302	$0.60

(1)	Energy Services segment

(2)	Infrastructure Services segment

(3)

Quarterly diluted EPS on both a GAAP and non-GAAP basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS. EPS figures for Utility Operations, Midstream Investments, Corporate and Other and Discontinued Operations are non-GAAP financial measures.

(4)	Taxes are computed based on the impact removing such item would have on tax expense

(5)	Comprised of common stock of AT&T Inc. and Charter Communications, Inc.

(6)	Corporate and Other, plus income allocated to preferred shareholders

(7)	Results related to discontinued operations are excluded from the company’s non-GAAP results

Filing of Form 10-Q for CenterPoint Energy, Inc.

Today, CenterPoint Energy, Inc. filed with the Securities and Exchange Commission (SEC) its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021. A copy of that report is available on the company’s website, under the Investors section. Investors and others should note that we may announce material information using SEC filings, press releases, public conference calls, webcasts, and the Investor Relations page of our website. In the future, we will continue to use these channels to distribute material information about the company and to communicate important information about the company, key personnel, corporate initiatives, regulatory updates and other matters. Information that we post on our website could be deemed material; therefore we encourage investors, the media, our customers, business partners and others interested in our company to review the information we post on our website.

Webcast of Earnings Conference Call

CenterPoint Energy’s management will host an earnings conference call on Thursday, May 6, 2021, at 7:00 a.m. Central time/8:00 a.m. Eastern time. Interested parties may listen to a live audio broadcast of the conference call on the company’s website under the Investors section. A replay of the call can be accessed approximately two hours after the completion of the call and will be archived on the website for at least one year.

About CenterPoint Energy, Inc.

As the only investor owned electric and gas utility based in Texas, CenterPoint Energy, Inc. (NYSE: CNP) is an energy delivery company with electric transmission and distribution, power generation and natural gas distribution operations that serve more than 7 million metered customers in Arkansas, Indiana, Louisiana, Minnesota, Mississippi, Ohio, Oklahoma and Texas. As of March 31, 2021, the company owned approximately $36 billion in assets and also owned 53.7 percent of the common units representing limited partner interests in Enable Midstream Partners, LP, a publicly traded master limited partnership that owns, operates and develops strategically located natural gas and crude oil infrastructure assets. With approximately 9,500 employees, CenterPoint Energy and its predecessor companies have been in business for more than 150 years. For more information, visit CenterPointEnergy.com.

Forward-looking Statements

This news release includes, and the earnings conference call will include, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual events and results may differ materially from those expressed or implied by these forward-looking statements. Any statements in this news release or on the earnings conference call regarding capital investments, rate base growth and our ability to achieve it, future earnings and guidance, including long-term growth rate, and future financial performance and results of operations, including with respect to regulatory actions, the expected closing of, or proceeds from the merger between Enable and Energy Transfer or the sale of our Arkansas and Oklahoma gas LDC businesses, customer rate affordability, value creation, opportunities and expectations, ESG strategy, including transition to Net-Zero, or ESG plan rollout and any other statements that are not historical facts are forward-looking statements. Each forward-looking statement contained in this news release or discussed on the earnings conference call speaks only as of the date of this release or the earnings conference call.

Important factors that could cause actual results to differ materially from those indicated by the provided forward-looking information include, but are not limited to, risks and uncertainties relating to: (1) the performance of Enable, the amount of cash distributions CenterPoint Energy receives from Enable, and the value of CenterPoint Energy’s interest in Enable; (2) the integration of the businesses acquired in the merger with Vectren Corporation (Vectren), including the integration of technology systems, and the ability to realize additional benefits and commercial opportunities from the merger;

(3) financial market and general economic conditions, including access to debt and equity capital and the effect on sales, prices and costs; (4) industrial, commercial and residential growth in CenterPoint Energy’s service territories and changes in market demand; (5) actions by credit rating agencies, including any potential downgrades to credit ratings; (6) the timing and impact of regulatory proceedings and actions and legal proceedings, including those related to the February 2021 winter storm event; (7) legislative decisions, including tax and developments related to the environment such as global climate change, air emissions, carbon, waste water discharges and the handling of coal combustion residuals, among others, and CenterPoint Energy’s carbon reduction targets; (8) the impact of the COVID-19 pandemic; (9) the recording of impairment charges, including any impairments related to CenterPoint Energy’s investment in Enable; (10) weather variations and CenterPoint Energy’s ability to mitigate weather impacts, including impacts from the February 2021 winter storm event; (11) changes in business plans; (12) CenterPoint Energy’s ability to fund and invest planned capital, and timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment, including costs associated with the February 2021 winter storm event; (13) CenterPoint Energy’s or Enable’s potential business strategies and strategic initiatives, restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including the announced sale of our Natural Gas businesses in Arkansas and Oklahoma, which may not be completed or result in the benefits anticipated by CenterPoint Energy, and the proposed merger between Enable and Energy Transfer, which may not be completed or result in the benefits anticipated by CenterPoint Energy or Enable; (14) CenterPoint Energy’s ability to execute operations and maintenance management initiatives; and (15) other factors discussed in CenterPoint Energy’s March 31, 2021 Form 10-Q and 2020 Form 10-K, including in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” sections of such reports, and other reports CenterPoint Energy or its subsidiaries may file from time to time with the Securities and Exchange Commission.

FIRST QUARTER 2021 INVESTOR UPDATE May 6, 2021 Exhibit 99.2

Cautionary Statement and Other Disclaimers This presentation and the oral statements made in connection herewith contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this presentation and the oral statements made in connection herewith are forward-looking statements made in good faith by CenterPoint Energy, Inc. (“CenterPoint Energy” or the “Company”) and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements concerning CenterPoint Energy’s expectations, beliefs, plans, objectives, goals, strategies, future operations, events, financial position, earnings and guidance, growth, impact of COVID-19, costs, prospects, capital investments or performance or underlying assumptions and other statements that are not historical facts. You should not place undue reliance on forward-looking statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will,” or other similar words. The absence of these words, however, does not mean that the statements are not forward-looking. Examples of forward-looking statements in this presentation include statements about our growth and guidance (including earnings and customer growth, capital investment and related opportunities, utility and rate base growth expectations, taking into account assumptions and scenarios related to COVID-19), the impacts of COVID-19 on our business, the impacts of the February 2021 winter storm event on our business and service territories, O&M expense management initiatives and projected savings therefrom, the performance of Enable Midstream Partners, LP (“Enable”), including anticipated distributions received on its common units, the announced merger of Enable and Energy Transfer LP (“Energy Transfer”) and minimizing our exposure to midstream, our regulatory filings and projections (including timing and amount of recovery of natural gas costs associated with the February 2021 winter storm event), our credit quality, financing plan and balance sheet expectations, the announced sale of our Natural Gas businesses in Arkansas and Oklahoma, environmental, social and governance related matters, including our carbon emissions reduction targets. We have based our forward-looking statements on our management’s beliefs and assumptions based on information currently available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions, and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements. Some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements include, but are not limited to, risks and uncertainties relating to: (1) the performance of Enable, the amount of cash distributions CenterPoint Energy receives from Enable, and the value of CenterPoint Energy’s interest in Enable; (2) the integration of the businesses acquired in the merger with Vectren Corporation (Vectren), including the integration of technology systems, and the ability to realize additional benefits and commercial opportunities from the merger; (3) financial market and general economic conditions, including access to debt and equity capital and the effect on sales, prices and costs; (4) industrial, commercial and residential growth in CenterPoint Energy’s service territories and changes in market demand; (5) actions by credit rating agencies, including any potential downgrades to credit ratings; (6) the timing and impact of regulatory proceedings and actions and legal proceedings, including those related to the February 2021 winter storm event; (7) legislative decisions, including tax and developments related to the environment such as global climate change, air emissions, carbon, waste water discharges and the handling of coal combustion residuals, among others, and CenterPoint Energy’s carbon reduction targets; (8) the impact of the COVID-19 pandemic; (9) the recording of impairment charges, including any impairments related to CenterPoint Energy’s investment in Enable; (10) weather variations and CenterPoint Energy’s ability to mitigate weather impacts, including impacts from the February 2021 winter storm event; (11) changes in business plans; (12) CenterPoint Energy's ability to fund and invest planned capital, and timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment, including costs associated with the February 2021 winter storm event; (13) CenterPoint Energy’s or Enable’s potential business strategies and strategic initiatives, restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including the announced sale of our Natural Gas businesses in Arkansas and Oklahoma, which may not be completed or result in the benefits anticipated by CenterPoint Energy, and the proposed merger between Enable and Energy Transfer, which may not be completed or result in the benefits anticipated by CenterPoint Energy or Enable; (14) CenterPoint Energy’s ability to execute operations and maintenance management initiatives; and (15) other factors described CenterPoint Energy’s Form 10-Q for the period ended March 31, 2021 and Form 10-K for the year ended December 31, 2020, including under “Risk Factors,” “Cautionary Statements Regarding Forward-Looking Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting Future Earnings” in such reports and in other filings with the Securities and Exchange Commission’s (“SEC”) by the Company, which can be found at www.centerpointenergy.com on the Investor Relations page or on the SEC website at www.sec.gov. This presentation contains time sensitive information that is accurate as of the date hereof (unless otherwise specified as accurate as of another date). Some of the information in this presentation is unaudited and may be subject to change. We undertake no obligation to update the information presented herein except as required by law. Investors and others should note that we may announce material information using SEC filings, press releases, public conference calls, webcasts and the Investor Relations page of our website. In the future, we will continue to use these channels to distribute material information about the Company and to communicate important information about the Company, key personnel, corporate initiatives, regulatory updates and other matters. Information that we post on our website could be deemed material; therefore, we encourage investors, the media, our customers, business partners and others interested in our Company to review the information we post on our website. Use of Non-GAAP Financial Measures In addition to presenting its financial results in accordance with generally accepted accounting principles (GAAP), including presentation of income (loss) available to common shareholders and diluted earnings (loss) per share, the Company also provides guidance based on non-GAAP income and non-GAAP diluted earnings per share. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure. Please refer to the Appendix for detailed discussion of the use of non-GAAP financial measures presented herein Additional Information Please refer to the Appendix for further information under the headings “Important Information for Investors and Unitholders” and “Participants in the Solicitation.”

Our value proposition – Report card

Deliverables	On Track
Delivering **industry-leading non-GAAP Utility EPS growth** of 6% - 8%[1] with consistent dividend growth	✓
Announced **sale of two Gas LDCs at a landmark value**, warrants rerating our remaining gas LDCs	✓
Minimizing **exposure to midstream**	✓
Constructive **regulatory relationships**	✓
Achieving **exceptional rate base CAGR** target of ~10%[2]	✓
Serving **organically-growing regions** of the United States	✓
Reducing O&M[3] 1% - 2% annually via **continuous improvement**	✓
Taking **a leading stance with the transition to a net-zero economy**, as part of our ESG strategy	To announce 2H 2021

Note: Refer to slide 2 for information on forward-looking statements and slide 17 for information on non-GAAP Utility EPS assumptions and non-GAAP measures.

(1) Refers to non-GAAP Utility EPS annual growth rate for 2021E – 2025E

(2) Refer to rate base compound annual growth rate from 2020 to 2025E

(3) Inclusive of Electric and Natural Gas business. Excluding utility costs to achieve, severance costs and amounts with revenue offsets.

3

Q1 2021 v Q1 2020 Non-GAAP EPS (1) Primary Drivers Note: Refer to slide 2 for information on forward-looking statements and slide 17 for information on non-GAAP Utility EPS assumptions and non-GAAP measures Refer to slides 14 and 15 for reconciliation to GAAP measures Reference Enable’s Q1 2021 Form 10-Q and first quarter 2021 earnings materials dated May 3, 2021. Includes the effect of share dilution and associated allocation of Corporate & Other based upon relative earnings contribution. Refers to non-GAAP Utility EPS annual growth rate for 2021E – 2025E $0.60 $0.59 Growth and Rate Recovery Ongoing Cost Management CARES Act Impact 2020 Equity Issuance Midstream Investments 6% - 8% Non-GAAP Utility EPS Long-term Growth (3) Electric $0.01 Customer growth $0.05 Rate recovery $0.01 D&A Natural Gas $0.01 Customer growth $0.01 D&A Electric $0.01 O&M Management Natural Gas $0.02 O&M Management $0.01 Interest Expense

Arkansas and Oklahoma LDC Sale….

CenterPoint Energy

Transaction Highlights

- ✓ Represents **landmark valuation** for gas LDC business, significantly above historical levels
- ✓ **Efficiently recycle** capital, upside for additional CapEx or delay of ATM
- ✓ Supports **balance sheet optimization**
- ✓ Signals **significant demand** for U.S. gas pipelines
- ✓ Provides **benchmark values** to rerate CNP's remaining gas businesses
- ✓ Demonstrates confidence in **recovery** of winter storm gas cost in Arkansas and Oklahoma
- ✓ Aligns with the continued **execution** of our plan

2022 Utility Mix (post sale) [1]


Gas
40%
Electric
60%

Key Transaction Terms

- **Gross Purchase Price:** $2,150 million
- **Net Purchase Price:** $1,725 million
  - 2.5x of 2020 rate base [2]
  - 38.0x of 2020 earnings [3]
- **Buyer:** Summit Utilities, Inc.
- **Anticipated transaction close:** By the end of 2021

Proceeds Calculation *($ in millions)*

Gross Purchase Price	**$**	**2,150**
Incremental Gas Cost [4]		425
Net Purchase Price	**$**	**1,725**
Taxes [5] and transaction costs		~400
Net Proceeds	**$**	**1,325**

….TO EFFICIENTLY RECYCLE CAPITAL

Note: Refer to slide 2 for information on forward-looking statements. ATM – At-the-market equity issuance.
(1) Based on forecasted year-end rate base
(2) 2020 year-end rate base of approximately $700 million, inclusive of Arkansas, Oklahoma, and Texarkana
(3) Represents reported earnings for 2020 on a standalone basis of $36 million. Assumes consolidated regulatory debt of $343 million.
(4) Subject to a true-up at transaction close
(5) Assumes blended tax rate of 24%, inclusive of state taxes

5

Enable Transaction Update….

Key Timeline Highlights

- **February 2021** – Announced merger that results in exchange of Enable units for Energy Transfer units
- **April 2021** – CNP and OGE deliver written consents sufficient to approve merger
- **2H 2021** – Expected FTC and regulatory approvals, as well as transaction close

Strategic Rationale

- Accelerates path towards a **fully regulated business** model
- **Maintains** non-GAAP utility EPS **growth target of 6% - 8%** [1]
- Preserves capacity to **grow rate base at 10% CAGR** [2]
- Improves business risk profile – **credit accretive** [3]
- Provides **enhanced liquidity** to exit from midstream investments
- Creates **autonomy** in executing midstream exit strategy
- **Reduces risk related to** future midstream **distribution** yield
- **Delivers on our promises** made on Investor Day



6% - 8% EPS growth (1)
2020
Future CNP
Non-GAAP Utility EPS



Eliminating Exposure
2020
Future CNP
Midstream Contribution

….PUTS US ON A PATH TO ELIMINATE MIDSTREAM EXPOSURE

Note: Refer to slide 2 for information on forward-looking statements and slide 17 for information on non-GAAP Utility EPS assumptions and non-GAAP measures. FTC – Federal Trade Commission
(1) Refers to non-GAAP Utility EPS annual growth rate for 2021E – 2025E
(2) Refer to rate base compound annual growth rate from 2020 to 2025E
(3) Subject to decisions from credit rating agencies

6

Winter Storm Uri Gas Cost Recovery Update….

CenterPoint Energy

State	Estimated Amount	Accelerated Recovery [1] / Securitization	Carrying Costs
TX	$1.1 billion	Pending [2]	✓
MN	$463 million	Pending [3]	Pending [3]
AR	$335 million	✓ [4]	✓
OK	$83 million	✓	✓

Estimated remaining balance 12 months from the storm: $500 - $600 million [5] [6]

….2 STATES PASSED LEGISLATION TO SUPPORT SECURITIZATION OF COST

Note: Refer to slide 2 for information on forward-looking statements.

(1) Relative to normal rate making processes
(2) TX securitization bill was passed in the House, pending Senate decision
(3) Pursuing carrying costs recovery as part of storm-related costs recovery filing in MN. Pending regulatory decision on 2-year recovery using existing gas cost recovery mechanism.
(4) Securitization bill signed into law in April 2021. Currently pursuing cost recovery over 5 years through existing gas supply rate (GSR) rider in Arkansas.
(5) Assume current cost recovery mechanisms in place and securitization of winter storm-related gas costs in Texas. Actual timing and the duration of the recovery may vary.
(6) Recovery status for the remaining states: Indiana, Mississippi, South Louisiana – recovery through existing cost recovery mechanisms over 12 months; North Louisiana – recovery through existing cost recovery mechanism over 3 years

7

Consistent, Premier Performance….

CenterPoint Energy

EXAMPLES OF O&M [1] COST SAVINGS

		Plan	
Good Business Decisions	YTD 2021 v YTD 2020[2] ($mils)	2021 v 2020 ($mils)	2021 to 2025 ($mils)
▪ Attrition	$2	$4	$20
▪ Carbon Reduction (Coal → Gas → Renewables)	N/A	N/A	25
▪ Enhanced Capitalization	4	15	20
▪ Work Acceleration & Automation	3	15	10
Continuous Improvement	4	15	45
▪ Other & Timing	3	(5)	(10)
Net Savings	$16	$44	$110+
Annual O&M [1] Cost Savings		-3%	-1% to -2%

Eliminate Human Struggle

Non-GAAP UTILITY EPS AS PLANNED



2020
2021
$1.10 to $1.20
▪ COVID
▪ Mild Weather
▪ Share Dilution
▪ Cost Reduction
▪ Economic Recovery
▪ Reinvestment
$1.17
$1.24 to $1.26
$1.24 to $1.26

We sweat the details…
….so you don't have to.

….IS ALL ABOUT CUSTOMERS AND INVESTORS

Note: Refer to slide 2 for information on forward-looking statements and slide 17 for information on non-GAAP Utility EPS assumptions and non-GAAP measures.
(1) Inclusive of Electric and Natural Gas utility businesses. Excluding utility costs to achieve, severance costs, and amounts with revenue offsets.
(2) Period ending March 31 of each year

8

Takeaways…. Strong First Quarter 2021 Results Delivered GAAP EPS of $0.56 and non-GAAP EPS (1) of $0.59; Reaffirming 2021 non-GAAP Utility EPS guidance of $1.24 - $1.26 Minimizing Midstream Exposure Enable / Energy Transfer merger expected to close in 2H 2021 Announced Sale of Arkansas and Oklahoma Gas LDCs Landmark transaction value sets benchmark for our remaining gas LDCs Note: Refer to slide 2 for information on forward-looking statements and slide 17 for information on non-GAAP Utility EPS assumptions and non-GAAP measures. GAAP diluted EPS was $0.56 for first quarter 2021. Non-GAAP EPS of $0.59 for first quarter 2021 includes $0.47 from utility operations and $0.12 from midstream investments. Refer to slides 14 and 15 for reconciliation to GAAP measures. Refer to rate base compound annual growth rate from 2020 to 2025E Inclusive of Electric and Natural Gas business. Excluding utility costs to achieve, severance costs and amounts with revenue offsets. ….DISCIPLINED EXECUTION Increasing Momentum around Net-Zero Plan Accelerate transition to Net-Zero; Execute on the Integrated Resources Plan Disciplined Industry-Leading 10% Rate Base CAGR (2) Supported by $16B plus capital plan and 1% - 2% annual O&M (3) reduction target Efficient Winter Storm Cost Recovery Liquidity remains strong; Majority of impacted states took legislative actions supporting cost recovery

THANK YOU FOR YOUR SUPPORT Contacts Philip Holder Senior Vice President Strategic Planning and Investor Relations Tel. (713) 207 – 7792 philip.holder@centerpointenergy.com Panpim Lohachala Manager Investor Relations Tel. (713) 207 – 7961 panpim.lohachala@centerpointenergy.com Jackie Richert Director Investor Relations Tel. (713) 207 – 9380 jackie.richert@centerpointenergy.com

Appendix

Capital Expenditures by Segment Quarter Ended March 31, ($ in millions) 2021 2020 Electric $396 $330 Natural Gas 195 238 Corporate and Other 10 26 Continuing Operations 601 594 Discontinued Operations (1) – 21 Total Capital Expenditures $601 $615 Energy Services (CES) and Infrastructure Services (CIS) segments

Weather and Throughput Data Note: Data as of 3/31/2021 Percentage of normal weather for service area. Normal weather is based on past 10-year weather in service area. End of period number of metered customers Q1 2021 Q1 2020 2021 vs 2020 Throughput (in GWh) Residential 6,070 5,679 7% Total 21,241 21,243 - Metered customers (2) Residential 2,448,439 2,389,585 2% Total 2,765,496 2,701,004 2% Weather (1) Cooling degree days 109% 187% (78)% Heating degree days 95% 80% 15% Houston Cooling degree days 113% 187% (74)% Houston Heating degree days 104% 67% 37% Q1 2021 Q1 2020 2021 vs 2020 Throughput (in Bcf) Residential 128 107 20% Commercial and Industrial 145 146 (1)% Total 273 253 8% Metered customers (2) Residential 4,343,863 4,266,685 2% Commercial and Industrial 351,363 350,009 - Total 4,695,226 4,616,694 2% Weather (1) Heating degree days 103% 85% 18% Texas Heating degree days 110% 71% 39% Electric Natural Gas

Reconciliation: Income (Loss) and Diluted Earnings (Loss) per share to non-GAAP Income and non-GAAP Diluted EPS used in providing annual earnings guidance

CenterPoint Energy

Quarter Ended March 31, 2021

	Utility Operations		Midstream Investments		Corporate and Other [5]		Consolidated	
	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]
Consolidated income (loss) available to common shareholders	$ 304		$ 71		$ (41)		$ 334	
Add back: Series B preferred stock dividend[2]	—		—		17		17	
Consolidated income (loss) available to common shareholders - diluted and diluted EPS[1]	$ 304	$ 0.48	$ 71	$ 0.12	$ (24)	$ (0.04)	$ 351	$ 0.56
ZENS-related mark-to-market (gains) losses:								
Marketable securities (net of taxes of $4)[3][4]	—	—	—	—	19	0.03	19	0.03
Indexed debt securities (net of taxes of $5)[3]	—	—	—	—	(21)	(0.03)	(21)	(0.03)
Impacts associated with the Vectren merger (net of taxes of $1)[3]	2	—	—	—	—	—	2	—
Cost associated with the early extinguishment of debt (net of taxes of $6)[3]	—	—	—	—	21	0.03	21	0.03
Corporate and Other Allocation	(7)	(0.01)	2	—	5	0.01	—	—
Consolidated on a non-GAAP basis	$ 299	$ 0.47	$ 73	$ 0.12	$ —	$ —	$ 372	$ 0.59

Note: Refer to slide 17 for information on non-GAAP measures

(1) Quarterly diluted EPS on both a GAAP and non-GAAP basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS. EPS figures for Utility Operations, Midstream Investments and Corporate and Other are non-GAAP financial measures.

(2) To reflect income and earnings per diluted share as if the Series B preferred stock were converted to common stock

(3) Taxes are computed based on the impact removing such item would have on tax expense

(4) Comprised of common stock of AT&T Inc. and Charter Communications, Inc.

(5) Corporate and Other, plus income allocated to preferred shareholders

14

Reconciliation: Income (Loss) and Diluted Earnings (Loss) per share to non-GAAP Income and non-GAAP Diluted EPS used in providing annual earnings guidance

CenterPoint Energy

Quarter Ended March 31, 2020

	Utility Operations		Midstream Investments		Corporate and Other [6]		CES[1] & CIS[2] (Disc. Operations)		Consolidated	
	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]
Consolidated income (loss) available to common shareholders and diluted EPS[3]	$ 67	$ 0.13	$ (1,127)	$ (2.24)	$ (22)	$ (0.04)	$ (146)	$ (0.29)	$ (1,228)	$ (2.44)
Timing effects impacting CES [1]:										
Mark-to-market (gains) losses (net of taxes of $11)[4]	—	—	—	—	—	—	(35)	(0.07)	(35)	(0.07)
ZENS-related mark-to-market (gains) losses:										
Marketable securities (net of taxes of $30)[4][5]	—	—	—	—	114	0.23	—	—	114	0.23
Indexed debt securities (net of taxes of $28) [4]	—	—	—	—	(107)	(0.21)	—	—	(107)	(0.21)
Impacts associated with the Vectren merger (net of taxes of $1)[4]	—	—	—	—	6	0.01	—	—	6	0.01
Severance costs (net of taxes of $2, $0)[4]	6	0.01	—	—	1	—	—	—	7	0.01
Impacts associated with the sales of CES [1] and CIS [2] (net of taxes of $28)[4]	—	—	—	—	—	—	206	0.41	206	0.41
Losses on impairment (net of taxes of $0, $379)[4]	185	0.37	1,177	2.34	—	—	—	—	1,362	2.71
Corporate and Other Allocation	(5)	(0.01)	(1)	—	8	0.01	(2)	—	—	—
Exclusion of Discontinued Operations [7]	—	—	—	—	—	—	(23)	(0.05)	(23)	(0.05)
Consolidated on a non-GAAP basis	$ 253	$ 0.50	$ 49	$ 0.10	$ —	$ —	$ —	$ —	$ 302	$ 0.60

Note: Refer to slide 17 for information on non-GAAP measures

(1) Energy Services segment
(2) Infrastructure Services segment
(3) Quarterly diluted EPS on both a GAAP and non-GAAP basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS. EPS figures for Utility Operations, Midstream Investments, Corporate and Other and Discontinued Operations are non-GAAP financial measures.
(4) Taxes are computed based on the impact removing such item would have on tax expense
(5) Comprised of common stock of AT&T Inc. and Charter Communications, Inc.
(6) Corporate and Other, plus income allocated to preferred shareholders
(7) Results related to discontinued operations are excluded from the company's non-GAAP results

15

Regulatory Information Information Location Electric Estimated 2020 year-end rate base by jurisdiction Authorized ROE and capital structure by jurisdiction Definition of regulatory mechanisms Projected regulatory filing schedule Regulatory Information – Electric Natural Gas Estimated 2020 year-end rate base by jurisdiction Authorized ROE and capital structure by jurisdiction Definition of regulatory mechanisms Projected regulatory filing schedule Regulatory Information – Gas Estimated amortization for pre-tax equity earnings related to Houston Electric’s securitization bonds Regulatory Information – Electric (Pg. 5) Rate changes and Interim mechanisms filed Form 10-Q – Rate Change Applications section

Additional information Use of Non-GAAP Financial Measures In this presentation and the oral statements made in connection herewith, CenterPoint Energy presents, based on diluted earnings per share, non-GAAP Utility earnings per share (“Utility EPS”), which is not a generally accepted accounting principles (“GAAP”) financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure. 2021 Utility EPS includes net income from Electric and Natural Gas segments, as well as after tax Corporate and Other operating income and an allocation of corporate overhead based upon the Utility’s relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements, and other items directly attributable to the parent along with the associated income taxes. Utility EPS excludes (a) earnings or losses from the change in value of CenterPoint Energy's 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (“ZENS”) and related securities, (b) certain expenses associated with merger integration, (c) Midstream Investments segment and associated income from the Enable preferred units and a corresponding amount of debt in addition to an allocation of associated corporate overhead and impact, including related expenses, associated with the merger between Enable and Energy Transfer, (d) cost associated with the early extinguishment of debt and (e) gain and impact, including related expenses, associated with gas LDC sales. 2021 Utility EPS does not consider the items noted above and other potential impacts, such as changes in accounting standards, impairments or other unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. 2021 Utility EPS also considers assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates and regulatory and judicial proceedings. In addition, the 2021 Utility EPS guidance range assumes a continued re-opening of the economy in CenterPoint Energy's service territories throughout 2021.To the extent actual results deviate from these assumptions, the 2021 Utility EPS guidance range may not be met or the projected annual Utility EPS growth rate may change. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking 2021 Utility EPS because changes in the value of ZENS and related securities, future impairments and other unusual items are not estimable and are difficult to predict due to various factors outside of management’s control. The appendix to this presentation contains a reconciliation of income (loss) available to common shareholders and diluted earnings (loss) per share to the basis used in providing guidance. Management evaluates the Company’s financial performance in part based on non-GAAP income and Utility EPS. Management believes that presenting these non-GAAP financial measures enhances an investor’s understanding of CenterPoint Energy’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in these non-GAAP financial measures exclude items that Management believes do not most accurately reflect the Company’s fundamental business performance. These excluded items are reflected in the reconciliation tables, where applicable. CenterPoint Energy’s non-GAAP income and Utility EPS non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, income available to common shareholders and diluted earnings per share, which are the most directly comparable GAAP financial measures. These non-GAAP financial measures also may be different than non-GAAP financial measures used by other companies. Important Information for Investors and Unitholders This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Enable and a subsidiary of Energy Transfer, Energy Transfer filed with the SEC a registration statement on Form S-4, which included a prospectus of Energy Transfer and a consent solicitation statement of Enable. Energy Transfer and Enable have also filed other documents with the SEC regarding the proposed merger. As the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/prospectus was mailed to the unitholders of Enable. INVESTORS AND UNITHOLDERS OF ENABLE ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Energy Transfer and Enable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer and Enable will be available free of charge on their respective internet websites at https://www.energytransfer.com/ and https://www.enablemidstream.com/ or by contacting their respective Investor Relations departments at 214-981-0795 (for Energy Transfer) or 405-558-4600 (for Enable).